mdoublesin@fulbright.com	telephone: (713) 651-5151
direct dial: (713) 651-5128	facsimile: (713) 651-5246
September 27, 2007
BY EDGAR AND FACSIMILE (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-4 File No. 333-145550
Ladies and Gentlemen:
     On August 17, 2007, Cal Dive International, Inc. (the “Company”) filed the above-referenced Registration Statement on Form S-4 (the “Form S-4”). By letter dated September 5, 2007, the Company received the Staff’s comments relating to the Form S-4 (the “First Comment Letter”). On September 14, 2007, the Company responded to the First Comment Letter and filed Amendment No. 1 to the Form S-4. By letter dated September 26, 2007, the Company has received the Staff’s further comments to the Form S-4 (the “Second Comment Letter”).
     Following up on a phone conversation we had with Ms. Carmen Moncada-Terry of the Staff regarding the Second Comment Letter, the Company submits for your consideration the attached marked comments to pages 68 and 69 to the Form S-4, which respond to comment number 1 in the Second Comment Letter. If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or David S. Peterman of this Firm at (713) 651-3635.

Very truly yours,
/s/ Martin F. Doublesin
Martin F. Doublesin

cc:	H. Roger Schwall, Assistant Director (Securities and Exchange Commission)
Lisa Manget Buchanan (Cal Dive International, Inc.)
William B. Gibbens, III (Horizon Offshore, Inc.)
William B. Masters (Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.)